

Mail Stop 3030

June 3, 2009

VIA U.S. MAIL AND FAX (949) 435-8757

Ms. Susanna H. Bennett
Chief Financial Officer
Jazz Technologies, Inc.
4321 Jamboree Road
Newport Beach, California 92660

> **Re:** **Jazz Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 23, 2009**
> **File No. 001-32832**

Dear Ms. Bennett:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 27

Results of Operations, page 28

1.   In future filings, please revise this section to include a discussion of your historical expenses for the write off of IPR&D and merger related costs.

Financial Statements, page 37

Note 7. Convertible Notes, page 59

2.   Please tell us and in future filings please explain, in summary form within your financial statements, the pertinent rights and privileges of the convertible notes consistent with paragraph 4 of SFAS 129. For example, it appears from your adoption of FSP APB 14-1 on January 1, 2009, that the debt may be settled in cash upon conversion.

Note 10. Stockholders' Equity, page 67

3.   We note that you have 59,459,423 outstanding warrants to purchase Tower's ordinary shares at December 31, 2008. Please tell us and explain, the significant terms of the warrants consistent with SFAS 123R. For example, we note you refer to these warrants as 'redeemable common stock warrants.' Please tell us why and tell us how you are accounting for the warrants with reference the applicable accounting literature.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant